Exhibit  4.2

 [DynaResource, Inc. Letterhead]

JUNE 20, 2013

TO:   DynaResource, Inc. Promissory Note holder

RE:    Revision to Promissory Note; Your acknowledgement

Dear Note holder:

During the most recent review conducted by the Auditing Firm, The Hall Group, CPA’s a question was raised by a reviewer regarding the language used in the Promissory Note. The language in question is contained in Section of the Note Titled “Additional Payment”; which Section is copied and pasted here below:

ADDITIONAL PAYMENT.  Borrower will pay additional amounts to Lender equal to ten percent (10%) of the net profits generated from the pilot plant operations on the first fifty thousand tons processed through the pilot plant. Such net profits will be calculated after deducting all expenses related to the production and after deducting thirty three percent (33%) from the net profits, to be deposited into a sinking fund.

One interpretation of this language as described by the reviewed was that each and every note holder would receive ten percent of the net profits after certain deductions. Obviously, this interpretation is illogical, and simple reason would not support the view. However, the reviewed has requested that the Company obtain the Written Consent of Each Note Holder to a simple revision of this Section of the Note.

The revised language for this Section of the Note is proposed below:

ADDITIONAL PAYMENT (Revised).  Borrower will pay additional amounts to Lender (referring to All Promissory Note Holders as a Group), so that each Lender shall receive their portion in accordance with their percentage of the total from all Lenders), such additional payment equal to ten percent (10%) of the net profits generated from the pilot plant operations on the first fifty thousand tons processed through the pilot plant. Such net profits will be calculated after deducting all expenses related to the production and after deducting thirty three percent (33%) from the net profits, to be deposited into a sinking fund.

Your written acknowledgement below will confirm your agreement with the Language of Section “Additional Payment (Revised)” as set forth above.

Signature

Name

Address

City, State & Zip Code

PROMISSORY NOTE AMOUNT